UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Trident Rowan Group, Inc.
                            -------------------------
                                (Name of Issuer)


                     common stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    89614K10
                                    --------
                                 (CUSIP Number)


                              Mark B. Segall, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  March 9, 1999
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|



                               Page 1 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 89614K10
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Tamarix Investors LDC
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |X|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
--------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               -0-
        NUMBER           -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 1,286,949 shares (See Item 5)
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   -0-
        REPORTING        -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   1,286,949 shares (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,286,949 shares (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
               18.15% on a fully diluted basis
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------



                               Page 2 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 89614K10
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Centaurus Management, LDC
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |X|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
--------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               -0-
        NUMBER           -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 1,286,949 shares (See Item 5)
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   -0-
        REPORTING        -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   1,286,949 shares (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,286,949 shares (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
               18.15% on a fully diluted basis
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------


                               Page 3 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 89614K10
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Azzurra, Inc.
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |X|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               -0-
        NUMBER           -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 1,286,949 shares (See Item 5)
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   -0-
        REPORTING        -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   1,286,949 shares (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,286,949 shares (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
               18.15% on a fully diluted basis
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------



                               Page 4 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 89614K10
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mark Hauser
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |X|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               N/A
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               1,380,282 shares
        NUMBER           -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 1,286,949 shares (See Item 5)
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   1,380,282 shares
        REPORTING        -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   1,286,949 shares (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,380,282 shares (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
               19.47% on a fully diluted basis
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------




                               Page 5 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 89614K10
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Emanuel Arbib
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |X|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               N/A
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               France
--------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               383,639 shares
        NUMBER           -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 24,000 shares
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   383,639 shares (See Item 5)
        REPORTING        -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   24,000 shares
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               407,639 shares (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
               5.75% on a fully diluted basis
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------



                               Page 6 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 89614K10
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Gianni Bulgari
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |X|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               PF
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United Kingdom
--------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               1,468,827 shares (See Item 5)
        NUMBER           -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 -0-
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   1,468,827 shares (See Item 5)
        REPORTING        -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   -0-
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,468,827 shares (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
               20.72% on a fully diluted basis
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------




                               Page 7 of 14 Pages

                         Amendment No. 1 to Schedule 13D
                         -------------------------------

        This Statement amends the Schedule 13D, dated May 2, 1997 (the "Schedule 13D"), filed by Tamarix Investors LDC and the other Reporting Persons named therein, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Trident Rowan Group, Inc., a Maryland corporation (the "Issuer"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D.

Item 1 of Schedule 13D, "Security and Issuer," is amended and restated in its entirety as follows:

        This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Trident Rowan Group, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at Two Worlds Fair Drive, Franklin Township, Somerset, N.J. 08873.

        The filing of any Schedule 13D and amendments thereto does not constitute an admission that the Reporting Persons are members of a "group" for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the rules promulgated thereunder or for any other purpose whatsoever. Each Reporting Person expressly disclaims beneficial ownership of any Common Stock beneficially owned by any other persons.

Item 2 of the Schedule 13D, "Identity and Background," is amended and restated in its entirety as follows:

        This Statement is being filed on behalf of (i) Tamarix Investors LDC, a limited duration company formed under the laws of the Cayman Islands ("Tamarix"); (ii) Centaurus Management, LDC, a limited duration company formed under the laws of the Cayman Islands ("Centaurus"); (iii) Azzurra, Inc., a Delaware corporation ("Azzurra"); (iv) Mark Hauser, a director of the Issuer, an officer and director of Tamarix and Centaurus, and the sole director of Azzurra;
(v) Emanuel Arbib, a director of the Issuer; and (vi) Gianni Bulgari (each, a "Reporting Person," and collectively, the "Reporting Persons").

        Tamarix has a business address of Mees Pierson Fund Services (Bahamas) Limited, Windermere House, 404 East Bay Street, Nassau, Bahamas. Tamarix is a private investment company formed for the purpose of investing in and holding securities. Tamarix is 100% owned by Centaurus.

        The following is information concerning each executive officer or director of Tamarix:


        1.     Name:                Mark Hauser
               Position:            Chairman and Director
               Present Principal
                    Occupation:     Managing Director of Tamarix Capital Corporation, a New
                                    York-based merchant and investment banking firm
               Address:             Mees Pierson Fund Services (Bahamas) Limited
                                    Windermere House
                                    404 East Bay Street
                                    Nassau, Bahamas
               Citizenship:         U.S.




                               Page 8 of 14 Pages

        During the past five years, neither Tamarix nor (to the best knowledge of Tamarix) any of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Cayman Islands, securities laws, or finding any violation with respect to such laws.

        Centaurus has a business address of Mees Pierson Fund Services (Bahamas) Limited, Windermere House, 404 East Bay Street, Nassau, Bahamas. The principal business of Centaurus is managing the investments of Tamarix. Centaurus is 100% owned by Azzurra.

        The following is information concerning each executive officer or director of Centaurus:


        1.     Name:                Mark Hauser
               Position:            Chairman and Director
               Present Principal
                    Occupation:     Managing Director of Tamarix Capital Corporation, a New
                                    York-based merchant and investment banking firm
               Address:             Mees Pierson Fund Services (Bahamas) Limited
                                    Windermere House
                                    404 East Bay Street
                                    Nassau, Bahamas
               Citizenship:         U.S.


        During the past five years, neither Centaurus nor (to the best knowledge of Centaurus) any of its executive officers or directors listed above has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Cayman Islands, securities laws, or finding any violation with respect to such laws.

        Azzurra has a business address of c/o Tamarix Capital Corporation, 350 Park Avenue, 14th Floor, New York, NY 10022. Azzurra is a private investment company formed for the purpose of investing in and holding securities.

        The following is information concerning each executive officer or director of Azzurra:


        1.     Name:                Mark Hauser
               Position:            Chairman and Director
               Present Principal
                    Occupation:     Managing Director of Tamarix Capital Corporation, a New
                                    York-based merchant and investment banking firm
               Address:             c/o Tamarix Capital Corporation
                                    350 Park Avenue, 14th Floor
                                    New York, New York 10022
               Citizenship:         U.S.


        During the past five years, neither Azzurra nor (to the best knowledge of Azzurra) any of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding



                               Page 9 of 14 Pages
traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, securities laws, or finding any violation with respect to such laws.

        Mr. Gianni Bulgari is a Director of Motto Guzzi Spa. The business address of Mr. Bulgari is c/o Gruppo G.B. Bulgari, via M. Mercati, 17A, 00187 Rome, Italy. Mr. Bulgari is a citizen of the United Kingdom.

        Mr. Emanuel Arbib, is the Chief Financial Officer and a Director of the Company. He is also Managing Director of Capital Management Ltd., an international money management firm based in Jersey, Channel Islands. The business address of Mr. Arbib is c/o Capital Management Ltd., 3-9 Boulevard de Moulins, Monaco 98000. Mr. Arbib is a citizen of France.

        During the past five years,  neither Mr.  Bulgari nor Mr. Arbib has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or U.K. or French, securities laws, or finding any violation with respect to such laws.

Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended to add the following:

        On February 12, 1999 each of Gianni Bulgari and Tamarix Investors LDC entered into an agreement with Finprogetti S.p.A. ("Finprogetti") each to purchase 317,500 shares of Common Stock that Finprogetti "put" to Tamarix in May 1998 pursuant to an agreement dated May 2, 1997.

        On March 9, 1999, the Reporting Persons entered into the Second Amendment to Centaurus Shareholders Agreement (the "Shareholders Agreement Amendment"), whereby Tamarix agreed to distribute an aggregate of 634,921 shares of Common Stock and warrants to purchase an aggregate of 145,630 shares of Common Stock (the "Warrants") to the following Reporting Persons: (i) to Mr. Bulgari, 571,429 shares of Common Stock and warrants to purchase 131,067 shares of Common Stock; and (ii) to Mr. Arbib, 63,492 shares of Common Stock and warrants to purchase 14,563 shares of Common Stock. Pursuant to the Shareholders Agreement Amendment Mr. Bulgari, Mr. Arbib and Ixion, LDC, a limited duration company formed under the laws of the Cayman Islands ("Ixion"), agreed to surrender all of their share certificates in Tamarix and Centaurus, and Messrs. Bulgari and Arbib resigned as officers and directors of Tamarix and Centaurus. Mr. Bulgari, Mr. Arbib and Ixion ceased to have any further right or interest of any kind in Tamarix and Centaurus. Also pursuant to the Shareholders Agreement Amendment, the Reporting Persons have, among other things, agreed to vote together in the election of directors of the Issuer and in favor of certain other actions requiring shareholder vote. If the Reporting Persons are unable to agree unanimously on how to vote their shares, each Reporting Person is permitted to vote his or its own shares.

        On March 9, 1999, Mr. Bulgari acquired 198,831 shares of Common Stock from a third party for an aggregate consideration of approximately $1,386,000. The costs of the purchase were funded out of personal funds.




                               Page 10 of 14 Pages

Item 4 of the Schedule 13D, "Purpose of Transaction," is amended to add the following:

        Although no course of action has presently been decided upon, Mr. Bulgari has indicated that he is considering taking a more active role in management. To that end, Mr. Bulgari is considering seeking nomination for election to the Issuer's Board of Directors at the next annual meeting of shareholders. Any action with respect to any shareholders meeting, including any decision to nominate candidates to the Issuer's Board of Directors or to take other action in that regard, would be pursued only in connection with such a meeting and in the context of the circumstances then obtaining, and in compliance with applicable rules of the Securities and Exchange Commission.

        Except as disclosed in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of
Schedule 13D.

Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is amended and restated in its entirety as follows:

        (a) and (b). Tamarix is the beneficial owner of 365,079 shares of Common Stock (the "Tamarix Shares") and warrants to purchase 921,870 shares of Common Stock (the "Tamarix Warrants"). Accordingly, Tamarix beneficially owns 18.15% of the Common Stock on a fully diluted basis (based on the Issuer being deemed to have 7,089,000 shares of Common Stock issued and outstanding). In the Articles of Association of Tamarix, Centaurus is given the authority to vote and dispose of the Tamarix Shares and Tamarix Warrants. Tamarix thus shares the power to direct the vote and the disposition of the Tamarix Shares and Tamarix Warrants with Centaurus and Azzurra.

        Centaurus is the beneficial owner of 365,079 shares of Common Stock and warrants to purchase 921,870 shares of Common Stock based on Centaurus's power to direct the vote and the disposition of the Tamarix Shares and the Tamarix Warrants as manager of Tamarix. Accordingly, Centaurus beneficially owns 18.15% of the Common Stock on a fully diluted basis (based on the Issuer being deemed to have 7,089,000 shares of Common Stock issued and outstanding). Centaurus shares the power to vote and dispose of the Tamarix Shares and the Tamarix Warrants with Tamarix and Azzurra.

        Azzurra is the beneficial owner of 365,079 shares of Common Stock and warrants to purchase 921,870 shares of the Common Stock based on Azzurra's power to direct the vote and the disposition of the Tamarix Shares and the Tamarix Warrants. Accordingly, Azzurra beneficially owns 18.15% of the Common Stock on a fully diluted basis (based on the Issuer being deemed to have 7,089,000 shares of Common Stock issued and outstanding). Azzurra shares the power to vote and dispose of the Tamarix Shares and the Tamarix Warrants with Tamarix and Centaurus.

        Mr. Hauser is the beneficial owner of 415,079 shares of Common Stock (the "Hauser Shares") and warrants to purchase 965,203 shares of Common Stock (the "Hauser Warrants"), of which 1,286,949 shares are owned by virtue of his power as a Director of Tamarix and Centaurus to direct the vote and the disposition of the Tamarix Shares and the Tamarix Warrants. Accordingly, Mr. Hauser beneficially owns 19.47% of the Common Stock on a fully diluted basis (based on the Issuer being deemed to have 7,089,000 shares of Common Stock issued and outstanding). Mr. Hauser has the sole power to vote and dispose of the Hauser Shares (which include the Tamarix Shares) and the Hauser Warrants (which include the Tamarix Warrants).

        Mr. Arbib is the beneficial owner of 113,492 shares of Common Stock (the "Arbib Shares") and warrants to purchase 294,147 shares of Common Stock (the "Arbib Warrants"). Accordingly, Mr. Arbib beneficially owns 5.75% of the Common Stock on a fully diluted basis (based on the Issuer being deemed to have 7,089,000 shares of Common Stock issued and outstanding). Mr. Arbib shares the power to vote and dispose of the Arbib Shares and the Arbib Warrants.



                               Page 11 of 14 Pages

        Mr. Bulgari is the beneficial owner of 770,260 shares of Common Stock (the "Bulgari Shares") and warrants to purchase 698,567 shares of Common Stock (the "Bulgari Warrants"). Accordingly, Mr. Bulgari beneficially owns 20.72% of the Common Stock on a fully diluted basis (based on the Issuer being deemed to have 7,089,000 shares of Common Stock issued and outstanding). Mr. Bulgari has the sole power to vote and dispose of the Bulgari Shares and the Bulgari Warrants.

        Tamarix, Centaurus, Azzurra, Mr. Hauser, Mr. Arbib and Mr. Bulgari as a group (the "Group") as such term is defined in 17 CFR ss. 240.13d-5(b)(1) are the beneficial owners of 1,298,831 shares of Common Stock and warrants to purchase 1,957,917 shares of Common Stock (collectively, the "Group Shares"). The Group Shares include the Hauser Shares and the Hauser Warrants (which include the Tamarix Shares and Tamarix Warrants), the Arbib Shares, the Arbib Warrants, the Bulgari Shares and the Bulgari Warrants. Accordingly, the Group beneficially owns 45.94% of the Common Stock on a fully diluted basis (based on the Issuer being deemed to have 7,089,000 shares of Common Stock issued and outstanding).

        (c) Except as set forth on Schedule I annexed hereto, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

        (d)    Reference is made to Items 4, 5 and 6 of this Statement.

        (e)    Not applicable.

Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer," is amended to add the following:

        On March 9, 1999, the Reporting Persons entered into the Shareholders Agreement Amendment, whereby pursuant to the Shareholders Agreement Amendment, the Reporting Persons have, among other things, agreed to vote together in the election of directors of the Issuer and in favor of certain other actions requiring shareholder vote. If the Reporting Persons are unable to agree unanimously on how to vote their shares, each Reporting Person is permitted to vote his or its own shares.

Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended to add the following:

        Exhibit No.

         9     -      Second Amendment to Centaurus Shareholders Agreement among
                      Centaurus,  Azzurra,  Ixion,  Mark Hauser,  Emanuel Arbib,
                      Gianni  Bulgari  and William  Spier,  dated as of March 9,
                      1999






                               Page 12 of 14 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 23, 1999

                                     TAMARIX INVESTORS LDC

                                     By:    /s/ Mark Hauser
                                            ------------------------------------
                                            Chairman

                                     CENTAURUS MANAGEMENT, LDC

                                     By:    /s/ Mark Hauser
                                            ------------------------------------
                                            Director

                                      AZZURRA, INC.

                                     By:    /s/ Mark Hauser
                                            ------------------------------------
                                            Chairman

                                     MARK HAUSER

                                     /s/ Mark Hauser
                                     -------------------------------------------

                                     EMANUEL ARBIB

                                     /s/ Emanuel Arbib
                                     -------------------------------------------

                                     GIANNI BULGARI

                                     /s/ Gianni Bulgari
                                     -------------------------------------------


                               Page 13 of 14 Pages

                                        SCHEDULE I
                                        ----------

                                 TRANSACTIONS IN COMMON STOCK
                                 OF TRIDENT ROWAN GROUP, INC.
                                 DURING THE PRECEDING 60 DAYS




    Transaction                                 Transaction           Number of
        Date            Reporting Person            Type                Shares            Total Cost
        ----            ----------------            ----                ------            ----------
       3/9/99          Gianni Bulgari             Purchase             198,831            $1,386,000



                               Page 14 of 14 Pages